THOMAS P. PALMER	503.802.2018
FAX 503.972.3718
tom@tonkon.com

April 13, 2005

David Ritenour, Esq.

Special Counsel

United States Securities and Exchange Commission

450 Fifth Street, NW

Washington, D.C. 20549

DayStar Technologies, Inc.

Registration Statement on Form S-3

File No. 333-123497

Amendment No. 1 Filed on April 13, 2005

Dear Mr. Ritenour:

Transmitted earlier today through the Edgar system, on behalf of DayStar Technologies, Inc. (the “Company”), was Amendment No. 1 (“Amendment No. 1”) to the above-referenced Registration Statement on Form S-3 (the “Registration Statement”). Amendment No. 1 has been marked to show changes from the original filing. Three marked copies of Amendment No. 1 are enclosed for your reference.

This letter responds to the substantive points raised in the Staff’s comments provided in your letter of April 4, 2005 (the “Comment Letter”) as clarified in my telephone conversation with you on April 8, 2005. For ease of reference, we have included the Staff’s comments from the Comment Letter. Page references in the responses refer to the page numbers of Amendment No. 1.

The Company’s responses to the Comment Letter are as follows:

General:

1.	It appears that you are relying on Instruction I.B.4. to Form S-3 to register the offering of the securities to be issued in a primary offering. Please supplementally demonstrate that you meet the requirements set forth in that instruction.

David Ritenour, Esq.

April 13, 2005

Response to Comment 1. The Company satisfies both the registrant and transaction requirements for the use of Form S-3 pursuant to General Instruction I.B.4

With respect to the registrant requirements, the Company is organized under the laws of the State of Delaware and has its principal business operations in Halfmoon, New York. The Company’s common stock is registered pursuant to Section 12(g) of the Securities Exchange Act of 1934, and the Company has been subject to the requirements of Section 12 of the Exchange Act and has filed all material required to be filed pursuant to Sections 13, 14 and 15(d) of the Exchange Act for a period of at least 12 calendar months preceding March 22, 2005. In addition, the Company has filed in a timely manner all reports required to be filed during the 12 calendar months preceding the filing of the Registration Statement.

With respect to the transaction requirements, the Company is relying on General Instruction I.B.4(a)(3) to satisfy the transaction requirements of Form S-3. General Instruction I.B.4 to Form S-3 permits registration on Form S-3 of the offer and sale of securities to be received upon the exercise of outstanding warrants issued by the same issuer. See Securities Act Release No. 33-7506 (CCH ¶ 86,007 at page 80,189). Footnote 53 to such release, which accompanies the text paraphrased in the preceding sentence, provides that: “Instruction I.B.4 also makes Form S-3 available for securities offered upon exercise of outstanding rights granted by the same issuer, pursuant to dividend or interest reinvestment plans or upon the conversion of outstanding securities. In each case, these securities may be registered on Form S-3 whether or not the $75 million public float test is satisfied.” See also SEC Release No. 33-6943 (CCH ¶ 85,015 at page 82,961). In addition, the Company confirms that it has sent within the 12 calendar months immediately preceding the filing of the Registration Statement on Form S-3 the material containing the information required by Rule 14a-3(b) under the Exchange Act and Items 401, 402 and 403 of Regulation S-B to all record holders of the public warrants.

Form S-3 is therefore available for the proposed offering of securities underlying the outstanding warrants of the Company.

2.	We note that Paulson Investment Company, Inc. appears to be a broker-dealer. We also note that you are registering the resale of 450,000 Class B warrants purchased by Paulson in the open market. Please note that you may only register the resale by a broker-dealer of securities purchased in the open market on a registration statement form on which you are eligible to conduct a primary offering. Please either (i) supplementally demonstrate that you meet the requirements to conduct a primary offering on Form S-3 set forth in Instruction I.B.1 to Form S-3 (and revise the prospectus to state that Paulson is an underwriter with respect to the 450,000 Class B warrants), (ii) revise your registration statement to eliminate the resale registration of the 450,000 Class B warrants, or (iii) file a pre-effective amendment to your registration statement on any form on which you are currently eligible to conduct a primary offering.

David Ritenour, Esq.

April 13, 2005

Response to Comment 2. The Company has amended the Registration Fee table, alternative cover page 1, alternative cover page 2 and the prospectus on pages 2, 3, 7, 8 and 10 of Amendment No. 1 to eliminate references to the resale registration of the 450,000 Class B warrants held by Paulson Investment Company, Inc.

Registration Fee Table

3.	In appears that the 6,355,500 shares issuable upon exercise of publicly issued warrants, the 210,000 shares of common stock, 210,000 Class A warrants and 420,000 Class B warrants to be issued upon the exercise of the representative’s warrants, and the 630,000 shares of common stock to be issued upon the exercise of the Class A and Class B warrants underlying the representative’s warrants, were previously registered on your registration statement on Form SB-2, file no. 333-110337. If you wish to update the prospectus contained in that registration statement in order to continue the previously commenced offering of those securities, you should file a post-effective amendment to that registration statement on any form that you are currently eligible to use. Alternatively, if you elect to continue to include those securities within the prospectus that is a part of this registration statement, please revise the cover page of this registration statement as appropriate to comply with Rule 429 of the Securities Act or file a post effective amendment to the earlier registration statement to deregister those securities consistent with Item 512(a) of Regulation S-B.

Response to Comment 3. Upon the effectiveness of the Registration Statement, as amended, the Company will file a post-effective amendment to its earlier Registration Statement on Form SB-2 (Registration No. 333-110337) to deregister remaining unsold securities as required by Item 512(a) of Regulation S-B.

Prospectus Cover Page

4.	The 8,090,490 common share figure listed in the heading of the cover page does not appear to include the 1,425,000 shares being registered for resale under the prospectus. Please revise or advise.

Response to Comment 4. In order to avoid confusion, the Company would propose to use the two alternative cover pages submitted with Amendment No. 1 in

David Ritenour, Esq.

April 13, 2005

connection with the delivery of the prospectus. Alternative cover page 1 relates to the original issuance by the Company of the following securities: (1) 6,355,500 common shares issuable upon the exercise of outstanding Class A and Class B warrants issued in the Company’s initial public offering; (2) 840,000 shares of common stock issuable upon exercise of the representative’s warrants (including the shares issuable upon exercise of the Class A and Class B warrants underlying the representative’s warrants); and (3) 210,000 Class A warrants and 420,000 Class B warrants to be issued upon the exercise of representative’s warrants issued by us in connection with our initial public offering.

Alternative cover page 2 relates to the potential sale by certain security holders of the following securities: (1) 759,990 shares of common stock issuable upon exercise of the Class A and Class B warrants issued to bridge investors as a component of the units sold by the Company to the bridge investors; (2) 840,000 shares of common stock issuable upon exercise of the representative’s warrants (including the shares issuable upon exercise of the Class A and Class B warrants underlying the representative’s warrants); (3) 135,000 shares of common stock issuable to consultants of the company upon exercise of consultants’ warrants; and (4) 210,000 Class A warrants and 420,000 Class B warrants issuable upon exercise of the representative’s warrants. The 450,000 Class B warrants held by an affiliate have been removed from the original resale prospectus.

The Company believes that the use of the two cover pages to the prospectus will clarify the number of each type of security being offered under the prospectus.

The Offering – Page 2

Offering by Daystar-Page 2

5.	We note that you are registering a primary offering of 759,990 shares issuable to bridge investors upon exercise of Class A and Class B warrants that comprise the units issued in your offering to the bridge investors. Please note that you may not register the primary issuance of securities that were the subject of an offering that was commenced prior to the filing of this registration statement. It appears that the offering of those Class A warrants and Class B warrants was deemed to have commenced no later than the completion of the company’s initial public offering in February 2004. In addition, because the Class A and Class B warrants appear to be immediately exercisable upon issuance, the offering of the shares of common stock issuable upon exercise of those warrants was deemed to have commenced at the same time as the offering of the Class A and Class B warrants. Consequently, you may not register the primary issuance of the 759,990 shares. Please revise your registration statement accordingly. You may, if desired, register the

David Ritenour, Esq.

April 13, 2005

resale of all or part of these securities by security holders once the offer and sale of those securities has been completed within the meaning of applicable staff interpretations of Rule 152 of the Securities Act.

Response to Comment 5. The 759,990 shares of Company common stock underlying the warrants sold to the bridge investors to which you refer were registered for resale in a Registration Statement on Form SB-2 that was declared effective on July 13, 2004 (Registration No. 333-115900). For the reasons outlined above in the response to Comment No. 1, we believe it is appropriate to include the resale of such securities in the Registration Statement. As noted in the response to Comment No. 3, upon effectiveness of the Registration Statement, the Company will also file a post-effective amendment to its earlier Registration Statement on Form SB-2 (Registration No. 333-115900) to deregister remaining unsold securities as required by Item 512(a) of Regulation S-B.

6.	We note that you are registering both the primary offering and the resale of 135,000 shares of common stock issuable upon exercise of warrants granted to consultants. We also note that the warrants appear to be immediately exercisable such that the offering of the underlying shares commenced prior to the filing of your registration statement. Consequently, you may not register the primary offering of the 135,000 shares of common stock. Please revise your registration statement accordingly.

Response to Comment 6. The Registration Statement has been revised on alternative cover page 1 of the prospectus and on page 2 of Amendment No. 1 to delete references to the primary offering of the consultants’ warrants. As a result of these revisions, the shares of the common stock of the Company held by consultants are registered only for resale.

Selling Security Holders – Page 7

7.	We note that the table does not appear to identify the holders of all shares of common stock, all Class A warrants and all Class B warrants being registered for resale. Please revise or advise.

Response to Comment 7. The selling security holders table has been revised to identify the holders of all securities being registered for resale.

We appreciate your prompt review of Amendment No. 1 and the responses to your comments set forth above. If you have any additional comments or require additional information, please contact me at the telephone number above or Sherrill A. Corbett of our office at (503) 802-2049.

Very truly yours,

/s/ Thomas P. Palmer
Thomas P. Palmer

TPP/

cc:	Mr. John R. Tuttle

Mr. Stephen A. Aanderud

Sherrill A. Corbett, Esq.

Joshua K. Simko, Esq.